Exhibit 12.1

NYSE Euronext

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
	March 31, 2011	2010	2009	2008		2007	2006
	($ in millions, except ratio)
Determination of Earnings:
Income (loss) from continuing operations before income tax benefit (provision) and noncontrolling interest(1)	$214	$692	$203	$(646	)(2)	$882	$329

Add: fixed charges	30	111	122	150		129	3

Pre-tax earnings (losses) before fixed charges	244	803	325	(496)		1,011	332
Fixed charges:

Interest expense	30	111	120	149		126	—

Other (3)	—	—	2	1		3	3

Total fixed charges	30	111	122	150		129	3

Preference security dividend requirements	—	—	—	—		—	—

Total combined fixed charges and preferred stock dividends	30	111	122	150		129	3

Ratio of earnings (losses) to fixed charges	8.13	7.23	2.66	N/A	(4)	7.84	110.67

(1)	Pre-tax income from continuing operations excludes income from associates.
(2)	Includes non-cash impairment charges of $1,590 million.
(3)	Other fixed charges consist of the interest factor in capital and operating leases.
(4)	Due to the loss in 2008, earnings were insufficient to cover fixed charges by $646 million.